

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Thomas D. Robertson
Chief Financial Officer
Rocky Brands, Inc.
39 East Canal Street
Nelsonville , Ohio 45764

> **Re: Rocky Brands, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-34382**

Dear Thomas D. Robertson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows and Material Cash Requirements
Operating Activities, page 23

1. Your discussion of cash flows from operating activities should be a comparative analysis of material changes in this amount between periods. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements
Note 7 - Identified Intangible Assets, page 40

2. We note your disclosures here and in Note 1. Given the significance of your goodwill and indefinite lived intangible asset balances and overall decline in your market capitalization, please revise future filings to address the following:

- Provide a discussion of how goodwill and other intangible assets were tested in 2022, including whether you performed a qualitative and/or quantitative test;
- Expand your disclosure to state whether or not the fair value of your reporting units "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;
- Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC-350-20-35-3C;
- Disclose the degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and
- Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact SiSi Cheng at 202-551-5004 or Mindy Hooker at 202-551-3732 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing